Exhibit 99.1

Mingteng International’s Subsidiary and Jilin University Collaborate to Develop Hot-Work

Die Steel for Die-Casting Molds Targeting 80,000-Cycle Lifespan and 40% Cost Reduction

Wuxi, China, July 22, 2025 (GLOBE NEWSWIRE) -- Mingteng International Corporation Inc. (the “Company” or “Mingteng International”) (Nasdaq: MTEN), an automotive mold developer and supplier in China, announced that its wholly-owned subsidiary, Wuxi Mingteng Mould Technology Co., Ltd. (“Wuxi Mingteng”), has signed a technology development entrustment agreement (the “Entrustment Agreement”) with Jilin University (“JLU”) to collaborate on the development of a new hot-work die steel for die-casting molds, effective from December 26, 2024 to December 26, 2027. This strategic initiative aims to enhance the Company’s technical capabilities to align with international industry leaders while tapping into the growing demand for high-quality aluminum alloy die-castings.

Following the Entrustment Agreement, Wuxi Mingteng has agreed to commission JLU and provide background technical data to jointly develop the new hot-work die steel for die-casting molds. In return, Wuxi Mingteng will be granted free usage right for any patents resulting from the development project. Upon completion of the three-year development project, the Company expects an average die-casting lifespan exceeding 80,000 cycles, significantly better thermal fatigue performance compared to imported 8407 die steel, and a 40% reduction in overall material costs. Wuxi Mingteng has also completed fabrication of molds using the first batch of trial die steel materials under the development project. These molds have been delivered to selected customers for preliminary application testing. Based on initial customer observations, the materials have performed in accordance with expectations. Wuxi Mingtengy intends to proceed with further small-batch validation to continue assessing consistency and suitability for commercial use.

JLU is a prestigious public university, located in Changchun, Jilin, China. It is among the select universities supported under China’s Project 211, Project 985, and the Double First-Class Initiative, all of which are national strategies backed by the Chinese central government to enhance the global competitiveness of Chinese higher education institutions.

Mr. Yingkai Xu, Chairman and Chief Executive Officer of Mingteng International, commented, “With the rapid development of new energy vehicles, electronics, aerospace, and other industries, the demand for high-quality aluminum alloy die-castings—especially those prioritizing lightweight materials—has been surging. This trend is driving the continuous expansion of the die-casting mold material market. To capitalize on this growing market segment while navigating cost pressures from both the market and customers, we have decided to strengthen our technical capabilities through collaboration with JLU. Our goal is to match the technical expertise of leading international peers such as ASSAB, Hitachi, and Daido, achieving high performance and quality at a cost-effective level. By combining JLU’s strong R&D capabilities with our extensive manufacturing and market experience, we anticipate that the new hot-work die steel will match the performance of high-end international brands.”

Mr. Xu continued, “Looking ahead, we believe that the cost advantage of this new material will make it a key growth driver for Mingteng International. While there is no precise sales data for die-casting die steel in China, the widespread industrial demand for aluminum alloy die-castings—closely linked to die-casting molds—will support our long-term growth, generating a strong revenue stream and delivering substantial value to our Company and shareholders.”

About Mingteng International Corporation Inc.

Based in China, Mingteng International Corporation Inc. is an automotive mold developer and supplier that focuses on molds used in auto parts. The Company provides customers with comprehensive and personalized mold services, covering mold design and development, mold production, assembly, testing, repair and after-sales service. With its production plant located in Wuxi, China, the Company aims to build a systematic solution for automobile mold services and create a personalized and integrated “Turnkey Project” for customers. The Company’s main products are casting molds for turbocharger systems, braking systems, steering and differential system, and other automotive system parts. The Company also produces molds for new energy electric vehicle motor drive systems, battery pack systems, and engineering hydraulic components, which are widely used in automobile, construction machinery and other manufacturing industries. For more information, please visit the Company's website: https://ir.wxmtmj.cn/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company's current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results, and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports it files with the SEC before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

For investor and media inquiries, please contact:

Mingteng International Corporation Inc.

Investor Relations Department

Email: ir@wxmtmj.cn

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com